UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras refutes accusations about health care plan

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Rio de Janeiro, April 6, 2020 – Petróleo Brasileiro S.A. – Petrobras, regarding the piece of news published in the media, clarifies that the transition of the AMS health plan operation to Associação Petrobras de Saúde (APS) was carried out following all the company's governance standards. The new model aims to provide greater corporate security with technology and governance, through a specialized management in supplementary health care, enabling the quality improvement of the services and assistance to beneficiaries, as well as greater transparency in its management and cost efficiency.

The creation of the APS was preceded by an extensive study conducted by the company over two years, based on the best and most efficient practices in the corporate supplementary health market. The adoption of this new management model for the health plans of employees, retirees, and dependents has been approved by several instances, including Petrobras' Executive Board and Board of Directors, and is in line with the requirements of the National Supplementary Health Agency (ANS). The process of change in the plan's operation has been widely disclosed to the beneficiaries.

The main objective of the creation of the association is to curb past inefficiencies and to significantly improve the management of the benefit, through the creation of a specialized non-profit entity in supplementary health. Poor management of the plan in the past has caused losses to Petrobras.

The APS' management framework is also composed of specialized market professionals, with recognized performance in large supplementary health companies and selected by means of rigorous recruiting criteria. It is important to emphasize that the APS will have representatives of the beneficiaries in its fiscal and deliberative councils.

The model will continue to be self-management, in which Petrobras is the majority sponsor, and the sale of the portfolio of beneficiaries is forbidden, as foreseen in ANS Normative Resolution 112, of September 28, 2005. The change in operational management does not alter the benefit or its scope - the plan's coverage, the standard of accommodation, the accredited network, the list of beneficiaries and the way of access and assistance by providers remain the same, without any grace period or adjustment due to the migration, as disclosed to the market on April 1, 2021.

It is worth pointing out that there were also no accounting effects in the 4th quarter of 2020 with the APS creation. The impact on the financial statements came from the changes in the proportion of the cost of the AMS Plan brought about by the signing of the Collective Bargaining Agreement (ACT) 2020-2022. The plan's coparticipation was changed from 70% of the expenses covered by the company and 30% by the beneficiaries to 60%/40% in 2021 and 50%/50% as of January 2022, in accordance with CGPAR Resolution 23/2018. With this, the company recognized a gain in the 2020 result, as disclosed in Explanatory Note 19 of the 2020 Financial Statements. This would occur regardless of the change in the plan's operating model.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer